Exhibit 99.10

CONSENT OF L.P. GIGNAC

The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Annual Report on Form 40-F/A for the year ended December 31, 2012 of IAMGOLD Corporation.

/s/ Louis-Pierre Gignac
By:	Louis-Pierre Gignac
Title:	Vice President, Mining Engineer
Company:	G Mining Services Inc.

Dated:	January 14, 2014